Exhibit (a)(1)(b)

[LSI LOGIC LETTERHEAD]

August 20, 2002

Dear Eligible Option Holder,

In recent months, LSI Logic’s share price decline has hurt the value of our stock option program. After much study and discussion, the Board of Directors has authorized me to make a Stock Option Exchange Offer to eligible employees.(1)

Under current FASB accounting rules, we are able to offer a program whereby you may exchange some or all of your existing options for new options. However, some limitations and restrictions apply to the offer, and there is an element of market risk included that must be understood.

For each LSI Logic 1991 Equity Incentive Plan and LSI Logic 1999 Nonstatutory Stock Option Plan option you surrender to purchase three shares of LSI Logic common stock, you will be eligible to receive a new option to purchase two shares of LSI Logic common stock. As more fully described in the Stock Option Exchange Offer materials, any options granted to you after February 20, 2002, must be canceled if you intend to participate in the program. The new options will be subject to a new vesting schedule. The strike price of the new options will be the price per share of the Company’s Common Stock reported as the closing price on the New York Stock Exchange on the date they are granted, and will be granted on the first business day that is at least six months and one day after the date on which we cancel the options elected to be exchanged. We expect to grant the new options on March 20, 2003, unless we extend the offer.

The Stock Option Exchange Offer is subject to the terms and conditions of this letter, the enclosed list of “Frequently Asked Questions,” the Offer to Exchange and the Election and Withdrawal Forms. Please read all of these program materials carefully so that you will understand the risks of the Stock Option Exchange Offer before deciding whether or not to participate.

Participation in the Stock Option Exchange Offer is voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions. We cannot provide any advice about, nor have we authorized anyone to advise you, as to whether or not you should participate in the offer. We recommend that you speak with your personal financial advisor to weigh the benefits and risks involved.

Again, please take the time to carefully read the Offer to Exchange and other related program materials. To participate, you must complete the Stock Option Exchange Offer Election Form and return it by faxing it to Stock Administration at LSI Logic before the offer expires at 5:00 p.m., Pacific Time, on September 18, 2002. If the offer period is extended, we will notify you of the new expiration date.

If the enclosed program materials do not contain all the information you need, please direct any questions to Stock Administration at (408) 433-6644.

Sincerely,

Wilfred J. Corrigan
Chairman and Chief Executive Officer

(1)	An eligible employee is an employee of LSI Logic or one of its subsidiaries who was hired on or before 5:00 p.m., Pacific Time, on August 15, 2002, and who is receiving pay as a regular employee in the United States, Germany, Hong Kong, Japan, The People's Republic of China or the United Kingdom. Executive officers are not eligible to participate in the program.